DWS Distributors, Inc.

(A Wholly Owned Subsidiary of

DWS Investment Management Americas, Inc.)

Computation of Reserve Requirements Pursuant to Rule 15c3-3 and

Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, in that the Company activities are limited to: (i) mutual fund underwriter or sponsor; (ii) wholesaler of exchange traded funds; (iii) wholesaler of foreign investment company securities to U.S. and non-U.S. broker-dealers; and (iv) wholesaler or distributor of real estate investment trusts (REITs) from January 1, 2020 – December 31, 2020.

See accompanying report of independent registered public accounting firm.